July 29, 2014

Mr. David L. Orlic

Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re: Asia Green Agriculture Corporation Schedule 13E-3 Amendment No. 2 filed by Asia Green Food Enterprise Limited, AGF Industrial Limited, Mr. Youdai Zhan et al.
Filed July 24, 2014
File No. 005-84824

Dear Mr. Orlic,

We thank the Staff for its comment letter of July 28, 2014 relating to the Schedule 13E3 Amendment No. 2 filed on July 24, 2014. We are herewith submitting our response to the issues raised by the Staff’s comment letter and filing Amendment No. 3 to the above referenced Schedule 13E3 (“Amendment No. 3”).

For your convenience of reference, we have repeated below, verbatim, the Staff’s comments addressed in this letter (numbered as numbered in the Staff’s comment letter) which are followed by our responses.

Management Projections, page 29

1.

We note your response to prior comment 6; however, page 13 of exhibit 99.3 still appears to contain projections that are not included in your going private disclosure document, namely the EBITDA and free cash flow measures specifically used in the financial analysis. Please revise your disclosure accordingly.

The requested disclosure has been added under the section entitled Certain Financial Projections on page 29 of Amendment No. 3.

We appreciate your prompt review of this response letter and are available at your convenience to discuss any further comments that you may have in response to this letter and/or Amendment No. 3. The Filing Persons each hereby acknowledge that:

  the Filing Person is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Filing Persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ASIA GREEN FOOD ENTERPRISE LIMITED
By: /s/ Zhan Youdai
Name: ZhanYoudai
Title: Director

AGF INDUSTRIAL LIMITED
By: /s/ Zhan Youdai
Name: Zhan Youdai
Title: Director

ZHAN YOUDAI
/s/ Zhan Youdai

CID GREATER CHINA VENTURE CAPITAL FUND III, L.P
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

CAI JIANXUAN
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

AMPLE GOLD INTERNATIONAL LTD.
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

LI HOI YEUNG
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HUANG SHUNMIAN
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

WONG KA WA
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

JADE LANE GROUP LIMITED
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HFG INVESTMENTS, LTD.
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

VALUE PARTNERS HEDGE MASTER FUND LIMITED
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HALTER FINANCIAL INVESTMENTS, L.P.
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

YING WONG
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

XU YIHONG
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HEPING WANG
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

ARTHUR INVESTMENTS ADVISORY CO. LTD.
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

YUANJIA XU
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

WENSI ZHANG
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

DAIWU CHEN
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HUI DENG
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HONG HU
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HONG ZHANG
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

ZHANG YIZI
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

XIANG ZHOU
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

XI LIANG
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

JAMES H. GROH
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

HERITAGE MANAGEMENT CONSULTANTS
By: /s/ Alex Chin
Name:Alex Chin
Title: Attorney-in-fact

cc: Via E-mail

James A. Mercer III, Esq.
Sheppard, Mullin, Richter & Hampton LLP

Joseph W.K. Chan, Esq.
Sidley Austin LLP